  Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	February 5, 2021

Eldorado Gold Signs Amended Investment Agreement
with the Hellenic Republic

VANCOUVER, BC – Eldorado Gold Corporation (“Eldorado” or “the Company”) is pleased to announce its wholly-owned subsidiary, Hellas Gold S.A. has entered into an amended Investment Agreement (the “Agreement”) with the Hellenic Republic to govern the further development, construction and operation of the Skouries, Olympias and Stratoni/Mavres Petres mines and facilities in northern Greece (collectively the “Kassandra Mines”). The Agreement amends the 2004 Transfer Agreement between Hellas Gold S.A. and the Hellenic Republic, and provides a modernised legal and financial framework to allow for the advancement of Eldorado’s investment in the Kassandra Mines.

The Agreement is mutually beneficial to Eldorado and the Hellenic Republic. For Eldorado, it provides investor protection mechanisms including a permitting framework similar to other large-scale foreign investment agreements in Greece. For the Hellenic Republic, it provides enhanced fiscal revenues, environmental benefits, and community development opportunities.

The Agreement includes an optimized Investment Plan for the Kassandra Mines which will allow for:

●
Completion of construction at Skouries and transition of the project into production;1
●
Expansion of Olympias to 650,000 tonnes per annum;2
●
Upgrades to the port facilities at Stratoni to allow for bulk shipment of concentrates;2
●
Further investment in exploration at Mavres Petres-Stratoni; and
●
Continued study of on-site gold processing methods.

The Agreement will be formally submitted to the Greek Parliament for ratification, with a vote expected to take place in an upcoming parliamentary session. The Agreement takes effect once published in the Greek Government Gazette, which follows parliamentary ratification.

“Today is a major milestone, marking a new beginning for the Kassandra Mines and for Eldorado Gold in Greece,” said George Burns, President and CEO. “This agreement is the culmination of dedicated, determined efforts and reflects a true desire from both parties to deliver a commercial framework that can realize the potential of the Kassandra Mines for all stakeholders. Both Olympias and Skouries have the potential to be tier-one assets that, when combined with the rest of our portfolio, will be transformational for Eldorado.

“We now have a modernized investment agreement that will provide a stable, commercial path for Eldorado in Greece, as well as a strong precedent for future investment in the country once ratified by the Greek Parliament. Together, we are building a positive legacy for generations to come as we continue to commit to operating responsibly and with care for local communities and the environment.”

Key Benefits of the Agreement

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Investor protection mechanisms, similar to other large-scale foreign investment agreements in Greece;
●
A permitting framework allowing for a clear path to production and stable operations;
●
Increased fiscal revenues for all levels of government, including a 10% increase in royalty rates for all contained metals3;
●
Enhanced opportunities for local communities, including the creation of approximately 3,000 jobs and an $80 million commitment to community projects over the life of the mines; and
●
Reduced environmental footprint through the use of best-available techniques (BAT) at the EU level, as well as global best practices, such as dry-stack tailings, improved water management systems and other design and monitoring improvements.
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1 Requires permit approval for use of dry-stack tailings technology at Skouries.
2 Requires EIA modification.
3 The 2% royalty at $1,300 gold would become a 2.2% royalty.

All dollar amounts are expressed in US dollars unless otherwise noted.

Next Steps at Skouries

The Company is advancing several key pieces of technical work on the Skouries project, including additional engineering and feasibility-level updates to the capital cost estimate. An application for dry-stack tailings was submitted to the Ministry of Energy & Environment in late 2020 with approval expected once the Ministry has completed its review. The Company is continuing to evaluate financing options for Skouries. Once re-started, the Company expects to complete construction in approximately 2.5 years.

About Skouries Project

Skouries is a high-grade gold-copper porphyry project that is partially constructed and currently in care and maintenance. Skouries is expected to operate for approximately 23 years based on current reserves, initially as an open pit and underground mine, followed by underground mining only.

Highlights of the project as outlined in the Technical Report for Skouries dated January 1, 2018 include:

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Proven and Probable reserves of 3.8 million ounces of gold at 0.74 g/t Au and 1.7 billion pounds of copper at 0.49% Cu, support a 23 year mine life at an average annual production of 140,000 ounces of gold and 67 million pounds of copper with production from both open-pit and underground.
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Estimated capital cost of $689.2 million, including $87 million in contingency, to fully develop both the open pit and Phase I of the Skouries underground, generating an estimated after-tax project NPV $925 million at a 5% discount rate, an internal rate of return of 21.2%, and a payback period of 3.4 years (at a gold price of $1,300/oz and a copper price of $2.75/lb).
●
The project design specifies a dramatically-reduced environmental footprint reflecting some of the best-available control technology, and utilization of filtered dry stack tailings.

A copy of the Skouries Technical report can be found here, or on SEDAR.

To take a virtual tour of the Skouries site, please visit: https://vrify.com/explore/projects/45/sites/3147

About Olympias Mine

Olympias is a gold-silver-lead-zinc mine that Eldorado refurbished and put back into production at the end of 2017. Olympias produced over 58,000 ounces of gold in 2020. The Company’s current guidance shows production increasing to between 65,000 and 70,000 ounces of gold a year in 2023. Olympias has a mine life of 21 years based on current reserves and outlined in the most-recent Technical Report (dated December 31, 2017).

A copy of the Olympias Technical report can be found here, or on SEDAR.

To take a virtual tour of the Olympias site, please visit: https://vrify.com/explore/projects/75/sites/3145

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkey, Canada, Greece, Romania, and Brazil. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contacts

Investor Relations
Jeff Wilhoit, Interim Head of Investor Relations
+ 1 604 376 1548 or +1 888 353 8166 jeff.wilhoit@eldoradogold.com

Media
Louise Burgess, Director Communications & Government Relations
+1 604 616 2296 or +1 888 363 8166 louise.burgess@eldoradogold.com

Dan Gagnier, Gagnier Communications
+1 646 569-5897 dg@gagnierfc.com

Cautionary Note About Forward-Looking Statements and Information

Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", “continue”, “projected”, "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements or information contained in this release include, but are not limited to, statements or information with respect to: the formal ratification of the Agreement by Greek Parliament and effectiveness of the Agreement, the benefits of the Agreement, the completion of construction at Skouries, including transition into production, the advancement of technical work at Skouries, including the approval of dry-stack tailings, financing and completion of construction, and the timing thereof, and expected reserves, mine life, production, costs, NPV and design at Skouries, the expansion at Olympias, the upgrade of port facilities at Stratoni, further exploration at Mavres Petres-Stratoni, the continued study of processing methods, and our expectations regarding the timing and quantity annual gold production; our expectation as to our future financial and operating performance, including expectations around generating free cash flow; working capital requirements; debt repayment obligations; use of proceeds from financing activities; expected metallurgical recoveries and improved concentrate grade and quality; gold price outlook and the global concentrate market; risk factors affecting our business; our strategy, plans and goals, including our proposed exploration, development, construction, permitting and operating plans and priorities and related timelines; and schedules and results of litigation and arbitration proceedings. Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, market uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including assumptions about: ratification and effectiveness of the Agreement, and the benefits thereof, the ability to achieve the expected benefits of the Agreement, the completion of advancement of technical work and construction at Skouries, including securing financing, production and cost guidance, and ability to move into production, and the timing thereof, how the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the COVID-19 pandemic; timing and cost of construction and exploration; the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated costs, expenses and working capital requirements; production, mineral reserves and resources and metallurgical recoveries; the impact of acquisitions, dispositions, suspensions or delays on our business; and the ability to achieve our goals. In particular, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this release.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others: the ratification of the Agreement, including the timing thereof, the ability to achieve the expected benefits of the Agreement, the ability to complete advancement of technical work and construction at Skouries, including securing financing, and meeting production and cost guidance, and ability to move into production, and the timing thereof, ability to meet production and cost guidance, global outbreaks of infectious diseases, including COVID-19; timing and cost of construction, and the associated benefits; recoveries of gold and other metals; geopolitical and economic climate (global and local), risks related to mineral tenure and permits; gold and other commodity price volatility; information technology systems risks; continued softening of the global concentrate market; risks regarding potential and pending litigation and arbitration proceedings relating to our business, properties and operations; expected impact on reserves and the carrying value; the updating of the reserve and resource models and life of mine plans; mining operational and development risk; financing risks; foreign country operational risks; risks of sovereign investment; regulatory risks and liabilities including environmental regulatory restrictions and liability; discrepancies between actual and estimated production; mineral reserves and resources and metallurgical testing and recoveries; additional funding requirements; currency fluctuations; community and non-governmental organization actions; speculative nature of gold exploration; dilution; share price volatility and the price of our common shares; competition; loss of key employees; and defective title to mineral claims or properties, as well as those risk factors discussed in the sections titled “Forward-Looking Statements” and "Risk factors in our business" in the Company's most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form filed on SEDAR and EDGAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change.

Except as otherwise noted, scientific and technical information contained in this press release was reviewed and approved by Simon Hille, FAusIMM and VP Technical Services for the Company, and a "qualified person" under NI 43-101.